Eisana Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Eisana Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 3, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,427	71,225
Prepaid Expenses	9,113	-
Total Current Assets	15,540	71,225
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Depreciation	5,382	4,832
Total Non-Current Assets	5,382	4,832
TOTAL ASSETS	20,922	76,057
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,239	13,152
Shareholder Payable	676	-
Total Current Liabilities	3,915	13,152
Long-term Liabilities		
Convertible Notes	1,126,500	1,039,500
Accrued Interest from Convertible Notes	211,226	142,605
Future Equity Obligations	159,000	59,000
Total Long-Term Liabilities	1,496,726	1,241,105
TOTAL LIABILITIES	1,500,641	1,254,257
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock	253	203
Additional Paid-in Capital	21,425	1,975
Accumulated Deficit	(1,501,397)	(1,180,378)
Total Equity	(1,479,719)	(1,178,200)
TOTAL LIABILITIES AND EQUITY	20,922	76,057

Statement of Operations

	Year Ended December 31, 2025	2024
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	7,994	-
General and Administrative	96,264	192,297
Research and Development	146,514	275,245
Rent and Lease	1,440	1,440
Total Operating Expenses	252,212	468,982
Operating Income (loss)	(252,212)	(468,982)
Other Income		
Other Income	4	333,693
Total Other Income	4	333,693
Other Expense		
Interest Expense	68,811	62,744
Total Other Expense	68,811	62,744
Earnings Before Income Taxes	(321,019)	(198,033)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(321,019)	(198,033)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	2,000,000	200	-	(982,345)	(982,145)
Issuance of Common Stock from Options Exercised	33,333	3	1,975	-	1,978
Net Income (Loss)	-	-	-	(198,033)	(198,033)
Ending Balance 12/31/2024	2,033,333	203	1,975	(1,180,378)	(1,178,200)
Issuance of Common Stock from Options Exercised	500,000	50	19,450	-	19,500
Net Income (Loss)	-	-	-	(321,019)	(321,019)
Ending Balance 12/31/2025	2,533,333	253	21,425	(1,501,397)	(1,479,719)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(321,019)	(198,033)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(9,913)	7,432
Shareholder Payable	676	-
Accrued Interest	68,621	142,605
Prepaid Expenses	(9,113)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	50,271	150,037
Net Cash provided by (used in) Operating Activities	(270,748)	(47,996)
INVESTING ACTIVITIES		
Trademark	(550)	-
Net Cash provided by (used by) Investing Activities	(550)	-
FINANCING ACTIVITIES		
Proceeds from Convertible notes	87,000	54,000
Proceeds from Future Equity Obligations	100,000	-
Proceeds from Issuance of Common Stock	50	3
Proceeds from Paid-in Capital	19,450	1,775
Net Cash provided by (used in) Financing Activities	206,500	55,778
Cash at the beginning of period	71,225	63,443
Net Cash increase (decrease) for period	(64,798)	7,782
Cash at end of period	6,427	71,225

Eisana Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Eisana Inc. ("the Company") was incorporated in the State of Delaware on March 5, 2020. The Company was founded to reduce or prevent side effects from cancer treatment. Their first device is a novel cooling device to prevent the painful and permanent nerve damage caused by common chemotherapy drugs. The Company is in development stage and has completed a functional prototype and run a human subject usability study. They are currently raising funds to get this product to market. The Company is head-quartered in The Woodlands, TX.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Other Income

In 2024, the Company recognized other income of $333,693 primarily consisting of income related to a fee-for-service contract with the National Cancer Institute. Under this contract, the Company developed a functional prototype of its technology and conducted human testing of the prototype. The Company does not expect this type of contract revenue to represent its ongoing or primary revenue stream.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The equity-based compensation plan authorizes 1,500,000 stock options to be granted. During 2024, the Company issued 25,000 options and during 2025, the Company issued 75,000 options. Prior to 2024, the Company issued 1,050,000 options. The remaining are available for future issuance. These options have grant dates of January 2021 through February 2026, with expiration dates of ten years from date of issue.

The Company maintains one vesting schedule. One fourth ($1/4^{th}$) of the shares subject to the option will vest on the one year anniversary of the Vesting Commencement Date and an additional one forty-eighth ($1/48^{th}$) of the aggregate number of shares subject to the option will vest on the last day of each month, subject to the Participant continuing to be a Service Provider to the Company through each such date.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	1,050,000	$0.03
Granted	25,000	$0.03
Exercised	(33,333)	$0.03
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	1,041,667	$0.03
Granted	75,000	$0.04
Exercised	(500,000)	$0.03
Expired/cancelled	-	$-
Total options outstanding, December 31, 2025	616,667	$0.03
Options exercisable, December 31, 2025	503,123	$0.03

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2024	544,794	$0.02
Granted	25,000	$0.02
Vested	(262,500)	$0.02
Forfeited	-	$-
Nonvested options, December 31, 2024	307,294	$0.02
Granted	75,000	$0.02
Vested	(268,750)	$0.02
Forfeited	-	$-
Nonvested options, December 31, 2025	113,544	$0.02

On June 5, 2024, the Company granted 31,159 restricted stock units ("RSUs") outside of any formal equity incentive plan. The RSUs vested in full upon grant. The RSUs had not been settled into shares as of December 31, 2025.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely

than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its 2025 tax return as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A shareholder loaned the Company amounts resulting in a payable balance of $676 as of December 31st, 2025. The loan did not accrue interest and was due on demand. The balance was fully repaid in 2026.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has issued two rounds of convertible promissory notes to investors pursuant to financing agreements. The Pre-seed Notes accrue simple interest at 6% per annum and the Seed Notes accrue simple interest at 8% per annum, with interest payable upon conversion or maturity. The outstanding principal and accrued interest are automatically convertible into equity securities upon the occurrence of a qualified financing, as defined in the agreements, at a conversion price equal to the lower of 80% of the price per share issued in the qualified financing or the price per share implied by a $3,000,000 valuation cap for the Pre-seed Notes and an $8,000,000 valuation cap for the Seed Notes. If not converted prior to maturity, the principal and accrued interest become due and payable in accordance with the terms of the agreements, and the Company may request extensions, which have occurred. The Company has extended the maturity date of all Pre-seed notes to 2027 and is in the process of extending the maturity dates of the Seed notes to 2027. As of December 31, 2025, the aggregate outstanding principal balance was $1,126,500 with accrued interest of $211,226, and the Notes are classified as liabilities on the accompanying balance sheet.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	-
2027	1,126,500
2028	-
2029	-
2030	-
Thereafter	-

The Company has entered into Simple Agreements for Future Equity ("SAFEs") with investors pursuant to which the Company received aggregate proceeds of approximately $159,000. The SAFEs do not bear interest, have no maturity date, and are convertible into shares of the Company's equity upon the occurrence of specified future financing or liquidity events. The outstanding SAFEs include (i) a $25,000 SAFE dated July 2021 with a $3,000,000 post-money valuation cap and no discount, issued in connection with participation in an accelerator program in lieu of a cash fee, (ii) a $34,000 SAFE dated August 2022 with a $3,000,000 post-money valuation cap and no discount, and (iii) a $100,000 SAFE dated April 2025 containing a most-favored-nation provision and no stated valuation cap or discount. In the event of a liquidity or dissolution event prior to conversion, investors are generally entitled to receive the greater of the original purchase amount or the amount payable on an as-converted basis, subject to contractual priority provisions. As of December 31, 2025, no conversion events had occurred and the SAFEs remained outstanding.

NOTE 6 – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is nine million shares (9,000,000) at $0.0001 par value per share. In 2020, the Company issued 2,000,000 shares of common stock to the founder for cash consideration of $200. In 2024, 33,333 shares of common stock were issued upon exercise of stock options at an exercise price of $0.03 per share. In 2025, 500,000 shares of common stock were issued upon exercise of stock options at an exercise price of $0.03 per share. As of December 31, 2025, 2,533,333 shares of common stock were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is one million (1,000,000) shares at $0.0001 par value per share. As of December 31, 2025, none have been issued.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2025, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 3, 2026, the date these financial statements were available to be issued.

In January of 2026, the Company issued 10,000 stock options at an exercise price of $0.05 per share with 4 year vesting schedules with a one year cliff.

In February of 2026, the Company issued 10,000 stock options at an exercise price of $0.05 per share with 4 year vesting schedules with a one year cliff.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.